EXHIBIT 21.1 SUBSIDIARIES
                                 SUBSIDIARIES

E-Z Procurement.com, Inc.
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E-Z Procurement.com, Inc. was formed on June 8, 2000. It was formed by insiders and affiliates of iShopNoMarkup.com, Inc. E-Z Procurement.com, Inc. is a startup Business to Business (B2B) Internet Company specializing in purchasing of industrial and commercial materials for it's clients using an on-line reverse auction. This is where pre qualified suppliers bid the price of supplies down in a closed auction (Open only to pre qualified suppliers via password at a pre determined auction date and time). This saves. E-Z Procurement.com, Inc.'s clients money. Out of 5,000,000 outstanding shares iShopNoMarkup.com, Inc. has an equity interest of 500,000 shares of common stock of E-Z Procurement.com, Inc. The acquisition of the equity interest was made for a consideration of computer equipment which had a net book value of $2,729. This represents 10% of its outstanding stock. It is carried on our books at a value of $2,729. E-Z Procurement.com, Inc. has 40,000,000 common shares authorized and 5,000,000 preferred shares authorized. 5,000,000 common shares are outstanding and zero preferred shares are outstanding at this time. E-Z Procurement.com, Inc. did not have any operating revenue since its inception.

iTechlnternet.com, Inc.
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iTechlnternet.com, Inc. was formed in January, 2000. It was formed by insiders and affiliates of iShopNoMarkup.com, Inc. iTechlnternet.com, Inc. is a startup e-Commerce and website design company. iTechlnternet.com has 40,000,000 common shares at $.001 par value and 10,000,000 preferred shares authorized. iShopNoMarkup.com, Inc. holds an equity interest of 2,000,000 common shares of iTechlnternet.com, Inc. iShopNoMarkup.com, Inc. paid $2,000 for the shares. This is 16% of the total outstanding shares. It is carried on our books at a value of $2,000. There are 12,200,000 common shares and zero preferred shares outstanding. iTechlnternet.com, Inc. has designed and maintains the web sites of iShopNoMarkup.com, Inc. ClLine.com, JewelryEngine.com and E-ZPro.com, and plans on building e-comnierce sites for other companies. iTechlnternet.com is currently engaged in a private placement of securities to sell 2,000,000 shares of common stock at 50 cents a share. No change in the equity of the company has occurred.

JewelryEngine.com, Inc. (IAndOnlyDiamond.com web site)
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JewelryEngine.com, Inc. was formed on January 21, 2000. It was formed by insiders and affiliates of iShopNoMarkup.com, Inc. JewelryEngine.com, Inc., (D/B/A IAndOnlyDiamond.com) is a startup retail e-commerce company. It is intended to sell diamonds and jewelry on the Internet. The total authorized shares are 20,000,000 common stock and zero preferred. In July, 2000 iShopNoMarkup.com, Inc. purchased 500,000 shares at $.001 of JewelryEngine.com. iShopNoMarkup.com, Inc. paid $500 for the shares. This represents 14% of the total outstanding common shares. It is carried on our books at a value of $500. A total of 3,700,000 common and zero preferred shares are outstanding. JewelryEngine.com, Inc. did not have any operating revenue since its inception.